Exhibit (a)(23)

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
January 23, 2007		tad.hutcheson@airtran.com
678.254.7442
Judy Graham-Weaver judy.grahamweaver@airtran.com 678.254.7448

AirTran Seeks Court Order to Compel Midwest to Release Shareholder List

Following Midwest’s Refusal to Comply with State Statute

—New York Supreme Court Orders Midwest to Show Cause for Why It Should Not

Release Midwest Shareholder List To AirTran —

ORLANDO, Fla. (January 23, 2007) – AirTran Holdings, Inc. (NYSE: AAI), the parent company of AirTran Airways, said today that the management of Midwest Air Group Inc. (AMEX: MEH) is attempting to thwart AirTran from communicating directly with the Midwest shareholders about its offer to merge the two airlines by refusing to comply with a New York State Law (Section 1315 of the Business Corporation Law), which requires Midwest to release its shareholder list to AirTran. As a result, AirTran has asked that the New York State Supreme Court direct Midwest to show cause as to why it does not have to comply with the New York Law. The Court has set a hearing on the action for January 30, 2007, at 11:00 AM.

AirTran said it is disappointed that Midwest is attempting to block AirTran from communicating with Midwest shareholders. AirTran is concerned that this is consistent with a pattern of intransigence in which the Midwest management and board has failed to provide transparency about the benefits of the merger to its shareholders, employees and the communities it serves since AirTran first presented its offer to Midwest on October 20, 2006. Midwest management has also refused to meet directly with AirTran in order to explore the benefits that such a merger could bring to the Midwest stakeholders.

AirTran, having taken its proposal directly to the Midwest owners by initiating an exchange offer, is urging shareholders to question why Midwest’s management continues to restrict the flow of information to its owners if it is so confident that its independent standalone plan would deliver more value to the Midwest shareholders than the AirTran proposal.

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AirTran Seeks Court Order to Compel Midwest to Release Shareholder Lists

AirTran also noted that just this morning a well respected airline financial analyst from Calyon Securities commented, “We believe Midwest faces an uncertain future as a stand-alone carrier” noting its years of losses and its limited ability to modernize and expand and the serious threat posed by an “invigorated Northwest Airlines” refocusing its attention on Milwaukee. Midwest’s shareholders have a right to demand more from the Company than defensive legal maneuvering to interfere with the free flow of critical information.

“As owners of the airline, Midwest shareholders have a right to full and complete information about AirTran’s $13.25 exchange offer, which represents a premium of 61% over the thirty day average closing price of Midwest common stock at the time of AirTran’s October 20, 2006, proposal and an approximately 46 percent premium over the closing price on the December 13, 2006, date that AirTran disclosed its October 20, 2006, offer. The offer also offers shareholders a stake in a combined airline that will be stronger and more competitive. The two airlines have complementary routes and fleets, with the potential to grow at an expedited rate and generate an estimated $60 million in annual revenue synergies. AirTran strongly believes this is a level of growth that far exceeds what Midwest can accomplish under its standalone plan and that Midwest’s standalone plan leaves the company exceedingly vulnerable to competition to the detriment of its shareholders, employees and the Milwaukee community,” AirTran said.

“While we believe it is unfortunate that AirTran has been forced to bring this matter to a court of law, we intend to pursue this matter expeditiously as it is imperative that the Midwest shareholders be given the right to review AirTran’s offer and choose for themselves the best course of action for their company,” the company concluded.

Shareholder questions regarding the exchange offer or requests for offering materials should be directed to Innisfree M&A Incorporated at (877) 456-3422. (Banks and Brokers may call collect at (212) 750-5833.) Offering materials are also available on the SEC’s website at http://www.sec.gov. Midwest shareholders are urged to read the offering materials filed by AirTran, which contain important information about the exchange offer.

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AirTran Seeks Court Order to Compel Midwest to Release Shareholder Lists

About AirTran Airways

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with 8,000 friendly, professional Crew Members, operates nearly 700 daily flights to 54 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on Thursday, February 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the offer to exchange to be made by a licensed broker or dealer, the offer to exchange shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Dealer Managers”), or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917)to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and (when and if available) any proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and (when and if available) the proxy statement at www.sec.gov. The registration statement and (when and if available) proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827 or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue New York, New York 10022.

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